GLOBAL INNOVATIVE PLATFORMS INC.

149 James Place

Maitland, Florida 32751

321-230-3739

April 3, 2025

Via Edgar

Mr. Robert Augustin

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Innovative Platforms Inc. Offering Circular on Form 1-A Filed February 12, 2025 File No. 024-12570

Dear Mr. Augustin:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated March 10, 2025 (the “Comment Letter”) relating to the Offering Circular on Form 1-A filed February 12, 2025 (the “Offering Circular”) of Global Innovate Platforms Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety followed by the corresponding responses from the Company.

Form 1-A, filed February 12, 2025

Cover Page

1.	We note that you plan to offer and sell shares of common stock “at a fixed price of $0.50 per share (the price to be fixed by a post-qualification supplement).” It is unclear to us how your proposed offering price will be set “at a fixed price” given the language that you will fix the price by a post-qualification supplement. We also note your statement in Part I, where you selected the checkbox “yes” for the question “[d]oes the issuer intend to price this offering after qualification pursuant to Rule 253(b)?” Please revise your disclosure to clearly include either a fixed price or, pursuant to Rule 253(b)(2) of Regulation A, a bona fide price range within which you presently plan to offer and sell securities.

Response

We have revised the Offering Circular to indicate that the Company will be selling securities at a fixed price including removing the language stating that the price will be set pursuant to a post-qualification supplement. Further, we have revised Part I to check the box “no” with respect to the above referenced item.

2.	We note that your Selling Stockholders will offer their shares simultaneously with the Company’s offering. We also note that you “intend to sell the Company Offered Shares in this offering through the efforts of [y]our Chief Executive Officer” who is also a Selling Stockholder. Please address the following:

•	explain how it will be determined whether the sale is for the benefit of the Company or for the account of the Selling Stockholders,

•	explain how investors will know if they are purchasing shares from you or the Selling Stockholders, and

•	revise the Use of Proceeds section and the Dilution section to show the effect of the primary and the secondary offerings.

Response

Please note that we have removed the selling stockholder component from the Offering Circular.

3.	We note that your offering statement contemplates 8,292,277 shares to be offered by the Selling Stockholders and 1,400,000 shares to be offered by the Company. Please revise the resale portion to comply with Rule 251(a)(3) of Regulation A, which restricts the selling securityholder component of a Company’s initial offering and any subsequent offering in the following 12 months to 30% of the aggregate offering price. We also note that your CEO is a Selling Stockholder yet in Part I you selected the checkbox “no” for the question “[d]oes the proposed offering involve the resale of securities by affiliates of the issuer?” Please revise or advise.

Response

Please note that we have removed the selling stockholder component from the Offering Circular.

Risk Factors, page 4

4.	We note your statement on page 4: “The business plan and operations of the Company have been delayed over the course of the fiscal year ended September 30, 2024 and we expect further delays in implementing our plan for when we will further our operations.” Please revise to describe the cause for the delay in your business plan and operations and the cause of the anticipated future delays.

Response

We have revised the disclosure to explain that the delays were the result of the death of a critical consultant who was replaced. Further, we have revised to disclose that any future delays could be caused by a number of factors, including, but not limited, to lake of access to capital.

Plan of Distribution, page 16

5.	We note your statement on page 16: “Further, our Board of Directors has determined that, in our company’s sole discretion, we may issue Offered Shares in this offering for non-cash consideration, including, without limitation, promissory notes, services and/or other consideration without notice to subscribers in this offering; provided, however, that any Offered Shares issued in this manner shall be issued at the fixed price $0.50 per Offered Share.” Please revise to disclose all forms of non-cash consideration you intend to accept. Please also substantially revise your offering document, including the Cover Page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only, to discuss the non-cash consideration in more detail and to address how issuing some or all shares for non- cash consideration would impact your offering. Finally, revise your risk factors to address the potential consequences to the Company if a substantial amount of shares is sold for non-cash consideration. Please note that pursuant to Rule 253(b)(1) of Regulation A, if you include a price range instead of a fixed price, the securities must be offered for cash.

Response

We have revised the Plan of Distribution to remove the disclosure providing that the Company may take non-cash consideration.

6.	We note your disclosure regarding your Procedures for Subscribing and that your subscription agreement gives the Company unlimited discretion to accept or reject subscriptions. Please provide expanded disclosure regarding your subscription and closing process, including when the initial closing will occur, how you will inform investors of the closings, and whether you may terminate the offering without ever having a closing. Please also provide disclosure regarding the details of your process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, and the process for returning proceeds to investors for subscriptions that are rejected.

Response

We have revised the Plan of Distribution to provide the requested expanded disclosure.

Background, page 25

7.	Please also provide support for the following statement on page 25: “Our team has proven credentials in the relevant spaces of commercializing animal healthcare, product development and operations from areas ranging from genetic testing technologies, electronics, computer chip marketing, telecommunications and data, electronics equipment sales and manufacturing, and food and beverage, among other skills. Several of the thirty plus product launches in our management’s history were highly novel, and 3 of those products became industry leaders.”

Response

We have revised the Offering Circular to discuss the credentials of management and the advisory board to support the above referenced statement.

Business

Overview of Business over the Last Five Years, page 25

8.	We note your disclosure that on “[o]n August 18, 2023, the Company entered into a Patent and Know-How License Agreement (the “License Agreement”) with Defiant Technologies Inc.” Please expand your disclosure to discuss the material terms of such agreement, including without limitation, (i) each party’s rights and obligations, (ii) the aggregate amounts due under the agreement (we note that Defiant, at its discretion, may require a $225,000 lump sum payment within 45 days of the effective date) (iii) the aggregate amounts paid to date (we note the initial payment of $50,000), (iv) the term of the agreement, (v) the royalty term and royalty rate or range, (vi) the termination provisions and (vii) the aggregate future potential milestone payments to be paid, as applicable. Please revise to file the agreement pursuant to Item 17(6) of Part III of Form 1-A. Additionally, we note your statement on page 39: “We do not have any intellectual property at this time.” Please revise to include a discussion of your licensed intellectual property, including from Defiant, which discussion should note, for each material patent, (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdiction.

Response

We have revised the disclosure on page 25 to provide a more exhaustive description of the License Agreement.

We have added the License Agreement as Exhibit 6.1 to the Offering Circular.

We have revised the section titled “Business Overview/Intellectual Property” to include a discussion of the licensed intellectual property with Defiant, noting each patent and its involvement with each (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdiction.

Overview, page 27

9.	We note your statement that “[o]ver the next several months [you] have verification and validation studies planned for the components and the Heartworm Breath Test.” Please revise to describe your plans and anticipated timeline for this and any other devices.

Response

We have revised th Overview section to further describe the testing of the heartworm test including timeline.

10.	We note your disclosure on page 30 that “[you] were able to identify with a small sample size to identify a breath print for the presence of heartworm in dogs without any false positives.” Please revise your disclosure to provide the material facts and findings of each trial you have conducted for any of your devices or their components. For example, revise to clarify the scope, size and design of each trial (including who conducted and sponsored the trial), whether the studies were powered to show statistical significance, the primary endpoints and whether any adverse events were observed in the studies, as applicable, and discuss the findings and the significance of the results. Please also revise the graphics on page 30 so that they are legible.

Response

We revised page 30 to include a discussion of the small sample size.

11.	We note statements like the following on page 27: “Applications range from disease and treatment effectiveness to potentially toxic environmental and food conditions” and “[w]e believe the technology can also be used to identify toxic food conditions.” Please revise to clarify, if true, that your future planned applications with respect to food testing are limited to testing for mold on agriculture feed.

Response

We have revised throughout to provide that we have no planned applications with respect to food testing presently.

Heartworm Breath Test, page 32

12.	We note your statement on page 32: “Our Heartworm Breath Test, including our Breath Collection Kit, is currently under development. The VOCAM Plus is already in production and has been tested successfully. The A.I. software is complete and commercially available.” Please revise to clarify what you mean by your statement that the VOCAM Plus is “in production” when your test is not yet commercialized. Please also revise to clarify what you mean when you state that your A.I. software is “complete” and the meaning of “commercially available.” We note the device itself is not commercialized, and it appears the A.I. will process information from the device, which will only become available once your device is in use. Please revise to describe whether this means customers can purchase your A.I. software separately and the purpose of this software for their use.

Response

We have revised page 32 to further clarify that each component that makes up our VOCAM Plus is functional.

13.	We note your statement on page 33, that you intend to allow your cloud-based technology “to integrate with other popular platforms.” You also state that “[t]he VOCAM Plus and FROG have the ability to connect to a smart device.” Please revise to further describe these platforms and how the VOCAM Plus and FROG connect to a smart device.

We have revised to provide that the technology may be connected using Bluetooth or 5G technology.

Compliance with Government Regulation, page 34

14.	We note your statement that you “are not aware of any pending or probable regulations that would have an impact upon [y]our operations.” We also note your statement on page 46: “We do not expect to generate revenue from any product candidates that we develop until we obtain regulatory approval for one or more of such product candidates.” Please revise to include a description of existing governmental regulations applicable to your business, including the effects of the Food and Drug Administration regulations on your business, such as any requirement for FDA approval of your products, including the Breath Collection Device mentioned on page 32. We also note your statement on page 43 that you intend to seek and obtain approvals by trade associations. Please describe these trade associations and their requirements.

Response

We have revised throughout to provide that there are no FDA regulations that regulate the use of the product. We have also revised to more specifically discuss American Heartworm Society and their potential for issuance of guidelines at their Triennial Symposium.

Our Competitive Strengths, page 34

15.	We note that one of your competitive strengths is that you are more cost effective than alternatives. Please revise to provide support for this statement or characterize it as management’s belief.

Response

We have revised to provide an analysis of our competitive strength and also characterized the statement as our belief.

Exhibits

16.	Please revise the legal opinion filed as Exhibit 12.1 to cover the resale shares.

Response

As we have removed the selling stockholder component from the Offering Circulate, there is no need to revise Exhibit 12.1.

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Please do not hesitate to contact company counsel, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,
/s/Andrew Brown
Andrew Brown, CEO

cc:	Stephen M. Fleming, Esq.